October 4, 2019

Travis Hook
Manager of CalTier Realty, LLC
Caltier Fund I LP
6540 Lusk Blvd, C240
San Diego, California, 92121

       Re: Caltier Fund I LP
           Offering Statement on Form 1-A
           Filed September 20, 2019
           File No. 024-11077

Dear Mr. Hook:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed September 20, 2019

General

1. We note your response to comment 3 and the revised disclosure on pages 19 and 42 as well as your response to comment 14 in our letter dated July 11, 2019. Please revise your subscription agreement and offering circular to explicitly clarify that the exclusive forum provision applies to claims made under the federal securities laws. In this regard, we note that your offering circular disclosure indicates that you are uncertain regarding the provision's applicability to claims made under the Exchange Act. Given that the provision appears to provide for either state or federal jurisdiction for claims, it is unclear to us why you state that "the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act." Please revise or advise. In addition, please revise to remove any language indicating that by signing the subscription agreement an investor "will warrant that the investor has reviewed this waiver with the investor's legal counsel, and knowingly and voluntarily waives his or her jury trial
 Travis Hook
Caltier Fund I LP
October 4, 2019
Page 2
         rights," as it is inappropriate to require an investor to represent that he or she as read the offering materials.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Isaac Esquivel at (202) 551-3395 or Robert Telewicz at
(202) 551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at (202) 551-3401 or Erin E. Martin at (202) 551-
3391 with any other questions.



FirstName LastNameTravis Hook                                    Sincerely,
Comapany NameCaltier Fund I LP
                                                                 Division of
Corporation Finance
October 4, 2019 Page 2                                           Office of Real
Estate & Construction
FirstName LastName